VISION MARINE TECHNOLOGIES - VMAR NASDAQ LISTED 1 BUILDING THE GATEWAY TO THE FUTURE OF BOATING A SCALABLE, MULTI-CHANNEL MARINE PLATFORM December 2025 Issuer Free Writing Prospectus Filed Pursuant to Rule 433 File No.: 333-291955 December 5, 2025

2 Forward-Looking Statements This presentation contains forward-looking statements within the meaning of applicable securities laws. Forward-looking statements are typically identified by words such as “anticipate,” “believe,” “expect,” “estimate,” “intend,” “project,” “forecast,” “plan,” “potential,” “may,” “should,” “will,” and similar expressions, or the negative of these terms or other comparable terminology. These forward-looking statements include, but are not limit-ed to, statements regarding revenue projections, profitability, growth strategies, market size and adoption rates, strategic partnerships, expansion plans, and other anticipated future results or developments. Forward-looking statements are based on management’s current expectations, estimates, assumptions, and projections about the business and industry, which are inherently subject to risks and uncertainties. Actual re-sults could differ materially from those anticipated in such forward-looking statements due to various factors, in-cluding but not limited to market conditions, customer adoption, operational execution, regulatory developments, competition, and economic factors. Readers are cautioned not to place undue reliance on forward-looking statements, which are made only as of the date of this presentation. Vision Marine Technologies Inc. disclaims any obligation to up-date or revise any forward-looking statements, whether because of new information, future events, or otherwise, except as required by applicable law. Certain market and industry data included in this presentation are based on public sources believed to be reliable or derived from internal analyses, which, while believed to be reasonable, have not been independently verified. Other information contained on our website or on any website referenced in this presentation is for informa-tional purposes only and shall not be deemed to be incorporated by reference into, or considered a part of, this presentation.

3 Free Writing Prospectus This presentation highlights basic information about us and the proposed offering. Because it is a summary, it does not contain all of the information that you should consider before invest-ing. We have filed a registration statement (including a prospectus) with the SEC for the offer-ing to which this presentation relates. The registration statement has not yet become effective. Be-fore you invest, you should read the prospectus in the registration statement (including the risk factors described therein) and other documents we have filed with the SEC for more complete informa-tion about us and the offering. You may access these documents for free by visiting EDGAR on the SEC Web site at http://www.sec.gov . Alternatively, we or any underwriter participating in the offering will arrange to send you the prospectus if you contact ThinkEquity, Prospectus Department, 17 State Street, 41st Floor, New York, New York 10004, telephone: (877) 436-3673. This presentation shall not constitute an offer to sell, or the solicitation of an offer to buy, nor will there be any sale of these securities in any state or other jurisdiction in which such offer, solici-tation or sale would be unlawful prior to the registration or qualification under the securities laws of such state or jurisdiction. The offering will only be made by means of a prospectus pursuant to a reg-istration statement that is filed with the SEC after such registration statement becomes effective.

Vision Marine Technology Platform Now Matched With Award Winning Market Access

VISION MARINE TECHNOLOGIES

- Integration expertise 25+ boats which covers 80% of Nautical Ventures' boats platform in inventory
- Established strategic relationships with major OEMs including white-label licensing
- Proprietary electric powertrain technology
- Growing manufacturer agreement portfolio
- USD $5.3 million in inventory ready for sale as of August 31, 2025
- Growing patent pending electric technology portfolio
- Electric boat rental operations with over 70,000 rentals to date

NAUTICAL VENTURES

- 2024 Winner of the *Boating Industry* Top 100 Boat Dealerships
- Revenue grew at a more than 22% CAGR over the last 5 years to approximately USD $100 million in 2024.
- Combined inventory and deposits to suppliers of USD $39.6 million as at August 31, 2025 (Vision Marine + Nautical Ventures)
- Floor-plan loans totaled USD $32.5 million as of August 31, 2025, and were reduced to USD $22.1 million as of November 26, 2025.
- 8 locations, extensive client database
- Exclusive 10 acre marina in Ft. Lauderdale
- Access to consumers across the gulf and Atlantic coasts
- Vision Marine retains option to purchase real estate with approximately USD $11 million in equity position.[1]

[1] Certain real estate used by Nautical Ventures is held by entities controlled by the previous owner, and in connection with the acquisition Vision Marine Technologies has the right to either acquire the real estate or receive the net proceeds from a sale, resulting in a recorded proceeds receivable of USD $10.4 million as of June 20, 2025. Following the sale of the two North Palm Beach properties, this receivable was reduced to USD $6.6 million upon receipt of net proceeds totaling US $3.8 million. The combined estimated USD $11 million equity value of the remaining real estate assets exceeds the remaining receivable amount, based on the latest appraised values.

VISION MARINE TECHNOLOGIES 4

5 Proactive Integration Driving Efficiencies The rapid alignment process following Nautical Ventures acquisition - Integration of Vision Marine products into Nautical Ventures sales network completed in under four months. - Relocation of key Vision Marine staff including its Chief Executive Officer to Florida post acquisition. - Lease and purchase agreement of the Angler’s Marina property in Ft. Lauderdale - Sold property st 300 U.S. Highway 1 and 139 Shore Court, North Palm Beach (FL). - Leaseback of property at 139 Shore Court maintains our continued dealership and service operations. - USD $3.8 M net proceeds reinvested into operations and floor-plan debt reduction. - Estimated USD $0.8 M annual savings from the Shore Court transaction; aggregated at USD $1.6 M per year. Growing Florida market sales through effective marketing strategies Operational progress further reinforced Nautical Ventures’ foundation Increasing operational efficiency and market coverage through strategic real estate transactions

Executing the Dual-Pillar Strategy

Integrating Vision Marine Technologies' Product Offering with Nautical Ventures' Sales Award Winning Network

ENHANCED CONSUMER OFFERING

Strengthening Best-in-Market Brands for Consumers with Exclusive Distribution


NIMBUS

Vision Marine Positions for Growth with Exclusive Nimbus Boats USA Distribution on Florida's West Coast -

AUGUST 14, 2025

Launching Nautical Ventures' Electric Division


SEABOB

Vision Marine Technologies Launches Dedicated EV Division at Nautical Ventures, Featuring Seabob as Flagship Electric Water Toy-

AUGUST 28, 2025

Expanding Electric Product Selection with Exclusivity in Strategic Market



Nautical Ventures Expands Electric Division with Exclusive Taiga Personal Watercraft Distribution in Florida-

SEPTEMBER 29, 2025

TECHNOLOGY

Expanding E-Motion™ Integration to Dual 180E Powerboat with Sterk Yatch



Vision Marine Technologies and Sterk Boats to Unveil First Consumer Ready Dual E-Motion™ 180E Integration. Expanding the Scalability of High-Voltage Marine Propulsion at FLIBS 2025-

SEPTEMBER 30, 2025

SALES EXECUTION

Executing Sales Through Precision Marketing and Strong Boat Show Results



Vision Marine Technologies Reports 166 Boats Sold Within 120 Days of Nautical Ventures Integration

NOVEMBER 12, 2025



Nautical Ventures Achieves 40% Year-Over-Year Sales Lift Surrounding FLIBS 2025

NOVEMBER 18, 2025

VISION MARINE TECHNOLOGIES

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7 Continued Expansion Strategic Growth Levers Expand Aftersales and Maintenance Programs to All Boat Sales. Offer E-Motion™ 180E: EV Installation and Maintenance Services Financing and Insurance Delivered at the Point of Sale Service infrastructure currently operational while work is underway to structure new consumer-facing maintenance and subscription programs, supported by dedicated marketing efforts. With inventory on hand, Vision intends to deploy electric-ready service bays across key locations to support installation, diagnostics, and repairs for both Vision Marine systems and third-party electric platforms. Year-to-date performance indicates that financ-ing and insurance (F&I) operations continue to be a strong contributor to overall revenue, maintaining solid margins even with fewer unit sales. Leveraging Our Newly Created Vertically Integrated Potential

Nautical Ventures:
Strategic Location Ownership

Winner TOP 100 BoatingIndustry 2024

NAUTICAL VENTURES

- USD $11 M real estate equity[1]
- 8 Locations
- Robust Installations
- Strong Brand Presence

Nautical Ventures serves as the commercial foundation of the platform. With over USD $100 million in annual sales in 2020 to 2023, eight Florida-based locations, and an extensive customer database, it is recognized as a prominent retail player in the U.S. boating industry. The company operates two waterfront dealerships and a managed marina, providing access to high-traffic sales environments. Nautical Ventures contributes tangible assets to Vision Marine Technologies through its real estate holdings and established presence with consumers across Florida. Its relationships with leading OEMs and experience in rentals and financing further enhance its role as a valuable commercial channel.

NAUTICAL VENTURES GROUP OWNED PROPERTIES

FORT LAUDERDALE



1400 S. Federal Hwy, Fort Lauderdale, FL 33316

FORT LAUDERDALE



1440 S. Federal Hwy, Fort Lauderdale, FL 33316

TAMPA BAY


BOATS • TENDERS • KAYAKS • YACHT TOYS

1925 US HWY 19, Holiday, FL 34691

PALM CITY



3359 SW 42nd Ave, Palm City, FL, 34990

[1] Certain real estate used by Nautical Ventures is held by entities controlled by the previous owner, and in connection with the acquisition Vision Marine Technologies has the right to either acquire the real estate or receive the net proceeds from a sale, resulting in a recorded proceeds receivable of USD $10.4 million as of June 20, 2025. Following the sale of the two North Palm Beach properties, this receivable was reduced to USD $6.6 million upon receipt of net proceeds totaling US $3.8 million. The combined estimated USD $11 million equity value of the remaining real estate assets exceeds the remaining receivable amount, based on the latest appraised values.

VISION MARINE TECHNOLOGIES 8

9 Located 3.3 Miles from FLL Airport 4470 Anglers Ave, Ft. Lauderdale, FL 33312 700 Myrick St Suite D, Pensacola, FL 32505 PENSACOLA 139 Shore court, North Palm Beach, FL 33408 PALM BEACH 8050 N Tamiami Trail, Sarasota, FL 34243 SARASOTA An Acquisition of a US East Coast Retail Powerhouse Award-Winning Retail Network FORT LAUDERDALE MARINA 1 Full Marina Service Conversion USA First Electric Boating Hub. 1 Anglers Marina is a leased property.

10 Vision Marine Technologies’ E-Motion™ electric outboard is the first certified 180 HP continuous propulsion system in the marine industry, already integrated into over 25 different OEM boat platforms. The company’s engineering team, operating since 2021, has expanded its commercial footprint by embedding directly into Nautical Ventures’ infra-structure. With intellectual property protection and a growing OEM pipeline. 1 Includes inventory and supplier deposits at August 31, 2025 Vision Marine: Technology Innovator A Proven Powerful Electric Propulsion Solution on the Water Industrial Production Ready High Voltage Electric Powertrain Proprietary and Patent-Pending Advanced Electric Marine Powertrain Technology USD $5.3 million in Inventory1 On Hand Ready To Be Integrated into Boats Proprietary Technology Portfolio with 13 Patents Pending • Third-Party Validated, Industrialized Production Technology • Extensively Tested for Performance and Reliability • Supply Chain in place • Linamar certification is now complete ™

Protecting Our Proprietary Technologies

To date, Vision has filed 13 out of 24 planned patents

E MOTION™
ELECTRIC POWERTRAIN TECHNOLOGY

Strategic patent filing for key components essential for electric HV marine propulsion.

1. Cryptographic Authentication Of Components In An Electric Vessel -4/24/24
2. Controlling A Cooling System Water Intake Pump Of An Electric Marine Vessel- 4/30/24
3. Implementing A Torque Fuse In An Electric Marine Propulsion System - 5/6/24
4. Battery Pack For An Electric Marine Vessel- 5/15/24
5. Responding To Detecting An Error Associated With One Or More Powertrain Components Of An Electric Vessel - 5/31/24
6. Authenticating Powertrain Components Of An Electric Vessel By A Battery Management Controller - 1/13/25
7. Enhancing Safety In An Electric Marine Vessel Using Independent Fault Detection Loops In A Power Distribution Unit For An Electric Marine Vessel - 1/27/25
8. Distributed Control System Architecture For An Electric Marine Vessel - 2/6/25
9. Outboard Power Control Unit For Controlling An Electric Motor Of An Outboard Engine - 2/24/25
10. Adaptive Control Of A Water Pump In A Marine Propulsion System - 3/10/25
11. Establishing Secure Communication Between An Interface Device And Control Systems Of An Electric Marine Vessel - 4/8/25
12. Overload Protection For A Cooling Pump Motor In An Electric Marine Vessel - 5/7/25
13. Retrofit Cooling-Inlet Assembly For A Lower Unit Of An Electric Outboard Engine - 11/4/25



Charges Anywhere | Regular Shore Power Compatible 120/240V

+180 HP | Unparalleled Performance

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HV Powertrain Integration Expertise 25 Integrations - Across 13 Boat Brands PONTOONS - CATAMARAN - CENTERCONSOLE - BOWRIDERS HELLKAT POWERBOATS

13 BRANDS CARRIED BY The E-Motion™ Marine Powertrain Technology can be integrated into approximately 80% of the boats brands Nautical Ventures currently carries. We believe the tender market—where Nautical Ventures is a prominent Florida distributor—and the fast-growing leisure pontoon segment offer prime platforms for Vision Marine’s E-Motion™ 180 HP high-voltage electric powertrain, combining an opportunity for ideal vessel fit with strong sales channels. ™ A Strong Strategic and Operational Match New Exclusive West Coast Partnership Vision Marine Positions for Growth with Exclusive Nimbus Boats USA Distribution on Florida’s West Coast - AUGUST 14, 2025

VMAR | Nasdaq Listed

Financial Snapshot

Combined Revenue

Pro-Forma revenue for the year ended Aug. 31, 2025 [1]

USD $76.5 M

Combined Inventory

Includes inventory and deposits to suppliers as of August 31, 2025

USD $39.6 M

The addition of Vision Marine's E-Motion™ inventory and integration capability are opportunities to diversify revenue streams and expand margins. With additional electric offerings, recurring services, and value-added financing, the combined entity is focused on growing revenues, margins, and achieving sustainable cash flows.

[1] Pro-Forma Revenue if Vision Marine had acquired Nautical Ventures on September 1, 2024

Audited consolidated financial results (USD $)

	For the fiscal year ended August 31, 2025	For the fiscal year ended August 31, 2024
Sales	13,832,556	2,789,650
Cost of sales	9,066,062	1,688,107
Gross profit	4,766,494	1,101,543
Total operating costs	15,079,841	10,832,714
Income (loss) from operations	(10,313,347)	(9,731,171)
Net income (loss) [2]	(21,651,993)	(10,383,171)
Cash used in operating activities	(8,930,421)	(8,279,446)

[2] Includes non-cash Goodwill impairment losses of $15,082,026 in 2025 and $6,372,394 in 2024

Select audited consolidated balance sheet data (USD $)

	As of August 31, 2025
Cash and short-term investments	7,418,779
Working capital	9,788,036
Total assets	69,913,257
Total liabilities	61,462,255
Shareholders' equity	8,451,002

VISION MARINE TECHNOLOGIES

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Vision Marine Technologies Inc.

Capitalization Structure

As of December 3, 2025

Common shares issued and outstanding	5,008,735
Pre-funded warrants (WAEP: CAD $0.01)	48
Common shares and pre-funded warrants	**5,008,783**
Convertible note issued to former shareholders of NVG (USD $5.6 million note convertible at USD $8.624 per share)	647,802
Options outstanding (WAEP: USD $398.02)	2,187
Warrants outstanding (WAEP: USD $17.34)	440,033
Fully diluted common shares	**6,098,805**
Contingent common shares issuable [1, 2, 3]	771,923
Fully diluted common shares with contingent issuances	**6,850,728**

[1] Up to 255,012 common shares may be issued to the former shareholders of NVG, contingent upon full satisfaction of the conditions related to the NVG real estate acquisition.

[2] USD $2 million convertible note may be issued to the former shareholders of NVG contingent upon the settlement of certain pre-acquisition claims against NVG. The note would be convertible at USD $8.624 per share.

[3] Under the terms of an employment agreement executed on September 25, 2025, Alexandre Mongeon will be issued 285,000 of our common shares as compensation for moving his entire family to Southern Florida. The common shares will be issued once the move is completed.

Highlights

- **USD $5.4 million market capitalization (basic) as of December 1, 2025**
- **USD $8.45 million book value of equity as of August 31, 2025**
- **Combined inventory and deposits to suppliers of USD $39.6 million as at August 31, 2025.**
- **USD $11M in real estate equity** [4]

[4] Certain real estate used by Nautical Ventures is held by entities controlled by the previous owner, and in connection with the acquisition Vision Marine Technologies has the right to either acquire the real estate or receive the net proceeds from a sale, resulting in a recorded proceeds receivable of USD $10.4 million as of June 20, 2025. Following the sale of the two North Palm Beach properties, this receivable was reduced to USD $6.6 million upon receipt of net proceeds totaling US $3.8 million. The combined estimated USD $11 million equity value of the remaining real estate assets exceeds the remaining receivable amount, based on the latest appraised values.

VISION MARINE TECHNOLOGIES 15

16 • Drive margin improvement through services, F&I offerings, and operational integration; • Expand OEM and white-label integrations to scale E-Motion™ deployments across multiple brands; • Pursue strategic and opportunistic acquisitions to accelerate growth and broaden market reach; • Geographically expand our dealerships; and streamline our complementary and diversified revenue streams including marinas, boat storage and financing. Strategic Focus and Growth Opportunities Uniquely Positioned: Dominant In ICE Sales Today, And Prepared To Capitalize On Electric Growth Tomorrow. We endeavor to:

Technology Integration Pushing the Limits of Electric Speed Performance. Can’t Stop, Won’t Stop | E-Motion™ offers a powerful turnkey technology to manufacturers. Over the years, we have demonstrated its effectiveness to thousands of boating enthusiasts. 2019 30 MPH 49 MPH 109 MPH BRUCE 22 HELLKAT 116 MPH S2 VOLT 180 2021 2022 2023 ™ Now available on YouTube 17

APPENDIX In 2023, Vision Marine Technologies reached a speed of 116 MPH at the Lake of the Ozarks Shootout, setting a new benchmark for electric boat performance. ™ WORLD’S FASTEST ELECTRIC BOAT SPEED RECORD 18

19 VISION Investor Relations Bruce Nurse (303) 919-2913 bn@v-mti.com Website investors.visionmarinetechnologies.com